SIENA CAPITAL FINANCE LLC Consolidated Financial Statements and Independent Auditor’s Report December 31, 2022

SIENA CAPITAL FINANCE LLC Index Page Independent Auditor's Report 1 Consolidated Financial Statements Consolidated Balance Sheet 3 Consolidated Statement of Income 4 Consolidated Statement of Changes in Members’ Capital 5 Consolidated Statement of Cash Flows 6 Notes to Consolidated Financial Statements 7

1 Independent Auditor’s Report To the Board of Directors Siena Capital Finance LLC Opinion We have audited the consolidated financial statements of Siena Capital Finance LLC and Subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statements of income, changes in members’ capital and cash flows for the year then ended, and the related notes to the consolidated financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Responsibilities of Management for the Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued. Auditor’s Responsibilities for the Audit of the Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements. In performing an audit in accordance with GAAS, we:

2 • Exercise professional judgment and maintain professional skepticism throughout the audit. • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed. • Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements. • Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit. /s/ CohnReznick LLP Hartford, Connecticut March 10, 2023

3 2022 Cash $ 7,494,707 Loans receivable, net of deferred fees and costs 581,338,112 Allowance for loan losses (5,394,487) Loans receivable, net 575,943,625 Fixed assets 478,073 Accumulated depreciation (268,380) Total fixed assets, net 209,693 Goodwill 26,333,907 Operating lease assets 3,255,066 Other receivables 3,174,848 Internal software, net 1,490,768 Other assets 85,508 Prepaid expenses 78,864 Total assets $ 618,066,986 Note payable, net of deferred financing costs $ 457,592,584 Subordinated debt, net of deferred financing costs 76,369,786 Operating Lease Liability 3,240,933 Members' distribution payable 3,250,000 Accrued expenses and accounts payable 7,111,153 Accrued interest and fees payable 5,682,466 Due diligence deposits 1,909,506 Total liabilities 555,156,428 Members' capital: Class A Units (49,164,000 authorized, issued and outstanding) 49,263,219 Retained earnings 13,647,339 Total members' capital 62,910,558 Total liabilities and members' capital $ 618,066,986 See accompanying notes to consolidated financial statements. Liabilities and Members' Capital Assets SIENA CAPITAL FINANCE LLC Consolidated Balance Sheet December 31, 2022

4 2022 Revenue: Interest income $ 48,596,077 Less interest expense and finance charges (26,139,848) Net interest income 22,456,229 Less provision for loan losses 1,277,184 Net interest income after provision for loan losses 21,179,045 Loan fee and other income Loan fee income 10,236,858 Other income 5,806,638 Total revenue, net of provision for loan losses 37,222,541 Expenses: Compensation and benefits 15,183,391 Professional fees 804,396 Occupancy and equipment 548,004 Bank charges 404,111 Other expenses 1,938,360 Net income $ 18,344,279 See accompanying notes to consolidated financial statements. Year Ended December 31, 2022 SIENA CAPITAL FINANCE LLC Consolidated Statement of Income

5 SIENA CAPITAL FINANCE LLC Consolidated Statement of Changes in Members' Capital Members' contributions Retained Total Class A Units earnings Members' capital Balance, December 31, 2021 $ 49,263,219 $ 7,053,060 $ 56,316,279 Members' distribution - (11,750,000) (11,750,000) Net income - 18,344,279 18,344,279 Balance, December 31, 2022 $ 49,263,219 $ 13,647,339 $ 62,910,558 See accompanying notes to consolidated financial statements. Year Ended December 31, 2022

6 2022 Cash flows from operating activities: Net income $ 18,344,279 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation 91,701 Amortization of internal software 32,163 Amortization of deferred financing costs 1,121,042 Provision for loan losses 1,277,184 (Increase) in other receivables (1,255,695) (Increase) in other assets (40,982) Decrease in prepaid expenses 10,117 (Decrease) in accrued expenses and accounts payable (2,165,941) Increase in due diligence deposits 631,570 Increase in accrued interest and fees payable 2,508,596 Non-cash operating lease costs (14,133) Net cash provided by operating activities 20,539,901 Cash flows from investing activities: Net (increase) in loans receivable (140,059,089) Investment in internal software (785,587) Purchases of fixed assets (115,628) Net cash (used in) investing activities (140,960,304) Cash flows from financing activities: Proceeds from issuance of note payable 4,611,379,976 Repayment of note payable (4,475,548,585) Deferred financing costs (2,777,911) Proceeds from other borrowings (747,500) Distribution to members (10,700,000) Proceeds from subordinated debt issuance 16,000,000 Repayment of subordinated debt (14,000,000) Net cash provided by financing activities 123,605,980 Net increase in cash 3,185,577 Cash balance at beginning of period 4,309,130 Cash balance at end of period $ 7,494,707 Supplemental cash flow information: Cash paid for interest $ 22,968,537 Cash paid for taxes $ 760,529 See accompanying notes to consolidated financial statements. SIENA CAPITAL FINANCE LLC Consolidated Statement of Cash Flows Year Ended December 31, 2022

SIENA CAPITAL FINANCE LLC Notes to Consolidated Financial Statements December 31, 2022 7 (1) Organization Siena Capital Finance LLC (Siena), and its wholly owned subsidiaries, Siena Lending Group LLC (Siena Lending) and Siena Lending Group Canada LLC (Siena Canada) (collectively, the Company) is a commercial finance company offering asset based loans to small and middle market businesses across the United States and Canada. Siena, a Delaware limited liability company, was formed on February 14, 2012. Prior to January 1, 2013, the affairs of the Company were organizational in nature. The Company recorded its first loan in March, 2013. The core business of the Company is to provide asset based loans generally ranging from $10 to $100 million secured primarily by accounts receivable, inventory, equipment, and real estate. At December 31, 2022, Siena was owned by Franklin BSP Lending Corporation, with 41,789,400 Class A Units and 85% ownership, Solaia Investment Partners I LLC, with 4,911,600 Class A Units and 9.99% ownership, and Solaia Capital Partners III LLC with 2,463,000 Class A Units and 5.01% ownership. (2) Summary of Significant Accounting Policies (a) Basis of Financial Statement Presentation The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. (b) Consolidation The consolidated financial statements include the accounts of Siena, Siena Lending, and Siena Canada. All intercompany accounts and transactions have been eliminated in consolidation. (c) Revenue Recognition Interest income is calculated based upon the average outstanding loan balance for the month and charged to the loan balance monthly in arrears. In an instance where the full collectability of principal, interest, and fees is in doubt, through identification in the risk rating process, the recognition of interest income will be suspended. Interest income also includes amortized closing fees, which are fees received for the origination of the loan together with the loan’s respective underwriting fees that are accreted into interest income over the contractual life of the commitment period of the loan using the straight-line method, whether or not there is ever a draw down on the facility. Unaccreted amounts will be recognized as amortized closing fees at the time the loan is paid down in full, in the case of an early termination of the facility arrangement. Any fees received to extend the term of the loan will be added to the unamortized balance of the closing fee and accreted into amortized closing fee over the new contractual life of the loan using the straight-line method. Loan fee income includes fees on loans such as monitoring fees, wire fees, and unused line fees. These fees are charged to the loan monthly in arrears.

SIENA CAPITAL FINANCE LLC Notes to Consolidated Financial Statements December 31, 2022 8 Other income includes servicing fees, early termination fees, underwriting fees, field exam fees, and one-time fee income items such as waiver fees. Early termination fees include fees that are earned by the Company upon early termination of a facility. These fees are generally included in the payoff amount and earned at termination. Underwriting fees are earned by the Company from broken deals. Field exam fees are fees that are earned by the Company upon completion of on-site examination of client’s collateral. These fees are charged to the loan when incurred. (d) Cash Cash consists of cash on hand and cash in banks. The Company maintains its cash balances at three financial institutions. Funds are held at creditworthy institutions but at various times during the year, the balances have exceeded the threshold for insurance provided by the Federal Deposit Insurance Corporation. Balances are kept in USD and CAD denominations. (e) Loans Receivable, Net The Company provides asset based loans primarily in the form of revolving credit facilities secured, in most cases, by all of the borrower’s assets, including but not limited to, accounts receivable, inventory, equipment, and real estate. The term of the commitment period of the loan is generally two to three years. Loans receivable include both outstanding principal balances as well as any interest and fees that are charged to the loan. Loans receivable, net are stated at cost plus unamortized deferred origination costs, net of unamortized deferred closing fees and an allowance for loan losses. Interest income on loans are recognized based upon the average amount outstanding on the loan on a monthly basis. The accrual of interest on loans, including impaired loans, is discontinued when management believes, after considering economic and business conditions and collection efforts, that the borrower’s financial condition is such that the collection of principal or interest is uncertain, through identification in the risk rating process. Any accrued but unpaid interest is charged against current operations upon management’s decision to place a specific loan into nonaccrual status. Loans are returned to an accrual status when factors indicating uncertain collectability on a timely basis no longer exists and all past due interest and principal are brought current. Cash receipts on nonaccrual and impaired loans are generally applied to principal when received. If the principal balance is deemed fully collectible, cash receipts are applied to interest when received. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured at the loan’s observable market price, or the fair value of the collateral, as the loans are collateral dependent. Impairments, if any, are recognized through a charge to the allowance for loan losses. Such amounts are charged off when considered appropriate. A loan loss provision is accrued monthly based upon the loans outstanding in the portfolio. This is a general provision based upon the Company’s experience. The Company’s loss experience is limited as there have been limited charge-offs to date; therefore, the Company uses historical loss experience in the industry for similar loan products to develop a general reserve using the appropriate loss look- back and loss emergence periods. The general reserve is evaluated on a periodic basis and adjusted based on the economic environment, volume and loan growth, any changes to the average credit grade of the portfolio or the number of watch list accounts in the portfolio as well as any changes to the

SIENA CAPITAL FINANCE LLC Notes to Consolidated Financial Statements December 31, 2022 9 average loan balance per client. If a specific loan is identified as nonperforming and a loss is probable, the loan will be on nonaccrual status and a specific reserve will be determined for that loan. Loan losses will be charged off in the period the loans, or portion thereof, are deemed uncollectible. To date one account for $42,290 has been charged off. The Company can either enter into participation and servicing arrangements with another financial institution or the other financial institution can participate in a loan with the Company. In the case that another financial institution participates in a loan with the Company, the other institution assumes the risk related to the agreed upon participation percentage. The Company pays the participating financial institution a share of certain interest and fees that are agreed upon in the participation arrangement. The loans receivable on the consolidated balance sheet is adjusted by the participation of other financial institutions. In accordance with the accounting guidance for asset transfers, the Company considers any ongoing involvement with transferred assets in determining whether the assets can be derecognized from the consolidated balance sheet. For loans sold under participation agreements, the Company also considers the terms of the loan participation agreement and whether they meet the definition of a participating interest, and thus, qualify for derecognition. At December 31, 2022, participant loans that meet the requirement for derecognition in accordance with Accounting Standards Codification (“ASC”) 860 “Transfers and Servicing”, totaled $100,043,408. (f) Fixed Assets Fixed assets have been recorded at cost, net of accumulated depreciation. The straight-line method of depreciation has been used over the estimated life of the assets, generally three years for computer equipment, five years for furniture and fixtures, three years for website development and five to seven years for leasehold improvements. The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In performing a review for impairment, the Company compares the carrying value of the assets with their estimated future undiscounted cash flows. If the estimated future undiscounted cash flows from the use of an asset are less than the carrying value, an impairment would be recorded to reduce the related asset to its estimated fair value. There were no impairment losses during 2022. (g) Internal Software Internal software development costs consist primarily of fees associated with the perpetual license agreement in relation to the collateral monitoring system as well as consulting fees. Internal software has been recorded at cost, net of accumulated amortization. The Company amortized these costs on a straight-line basis over the estimated useful life of the asset which has been deemed to be five years, commencing with the execution of the perpetual license. (h) Income Taxes The Company was formed as a Limited Liability Company (LLC) and files as a partnership; therefore, for tax reporting purposes, the Company is considered a pass through entity. No provision has been made for income taxes, as these are the obligation of the members. The Company records distributions when they are declared to the members. For the fiscal year ended December 31, 2022, the Company will be in a taxable income position and has recorded a members’ distribution payable of $3,250,000

SIENA CAPITAL FINANCE LLC Notes to Consolidated Financial Statements December 31, 2022 10 to be paid to members during 2023 related to the fourth quarter of operations in 2022. Amounts totaling $10,700,000 have already been paid to members for the fourth quarter of operations 2021 and the first, second and third quarter of operations of 2022. The Company evaluates the tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions will be sustained by the applicable tax authority. The Company has determined that there is no tax liability resulting from unrecognized tax benefits related to uncertain income tax positions taken or expected to be taken on the tax return for December 31, 2022. There are no tax returns that are currently under examination. Tax years that remain subject to examination are years 2019 and forward. The statute of limitations on the Company’s state and local tax returns may remain open for an additional year depending on the jurisdiction. (i) Debt Issuance Costs Debt issuance costs related to a recognized debt liability are presented in the consolidated balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts, rather than a deferred asset. The costs are amortized over the life of the related debt using the straight-line method and are included in interest expense and finance charges on the accompanying consolidated statement of income. Accordingly, costs incurred in relation to the placement of the revolving credit facility (note 8) and subordinated debt (note 9) are presented as a direct deduction within note payable and subordinated debt in the consolidated balance sheet. (j) New Accounting Pronouncement The Company adopted Accounting Standards Update 2016-02 (as amended), Leases (Topic 842) on January 1, 2022. Topic 842 requires lessees to recognize a right-of-use asset and a corresponding lease liability for most leases. The Company elected and applied the following transition practical expedients when initially adopting Topic 842: To apply the provisions of Topic 842 at the adoption date, instead of applying them to the earliest comparative period presented in the financial statements. The package of practical expedients permitting the Company to not reassess (i) the lease classification of existing leases; (ii) whether existing and expired contracts are or contain leases; and (iii) initial direct costs for existing leases. The Company recognized the following as of the adoption date in connection with transitioning to Topic 842: The Company’s adoption of Topic 842 also resulted in a decrease of $115,864 in deferred rent and deferred lease incentives, which amount was reclassified to operating lease right of use assets at As of 1/1/2022 Operating lease right of use assets $ 3,458,496 Operating lease liabilities $ (3,458,496)

SIENA CAPITAL FINANCE LLC Notes to Consolidated Financial Statements December 31, 2022 11 adoption. See Note 7 regarding the Company’s right of use assets for operating leases and lease liabilities. (3) Loans Receivable and Allowance for Loan Losses Loans receivable at December 31, 2022 consisted of revolving lines of credit and term loans that typically range from one to three years which are secured by, in most cases all assets of the borrower, including but not limited to, accounts receivable, inventory, equipment, and real estate. Loans receivable, net at December 31, 2022 was $575,943,625 which includes gross loans receivable of $587,638,103, unamortized deferred origination costs of $480,253, net of unamortized deferred closing fee income of $6,780,244, net of an allowance for loan losses of $5,394,487. Total commitments at December 31, 2022 was $1,069,128,735. The Company has implemented a review system that is designed to evaluate creditworthiness for each loan on the consolidated balance sheets. An internal risk rating is assigned to each borrower upon closing and is subsequently reviewed by management on at least an annual basis or as necessary. All loans are assigned a credit risk rating between one and ten. On a quarterly basis, a watch list report for borrowers with a risk rating of seven and above is created and reviewed by management. Specific allowances, if applicable, may be established for loans that have a credit grade eight or higher, which are classified as substandard loans by the Company. If a specific allowance is established for a substandard loan then it will not be considered for the general allowance described below. The specific reserve will remain in the allowance for loan losses until management determines that the amounts have been deemed fully uncollectible, at which time they will be charged off. The allowance for loan losses of $5,394,487 at December 31, 2022, was based upon applying a historical loss percentage obtained from peers, competitors, and industry statistics to the outstanding balances of the loans at December 31, 2022. The loss experience of peers and competitors was used as a proxy as the Company has limited loss experience of its own. In addition, economic environment, volume and loan growth, any changes to the average credit grade of the portfolio or the number of watch list accounts in the portfolio as well as any changes to the average loan balance per client are also considered when evaluating the allowance for loan losses. The following is a rollforward of the allowance for loan losses at December 31, 2022: A loan is considered impaired, in accordance with the impairment accounting guidance, when based on current information and events, it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. There were no impaired loans as of December 31, 2022. 12/31/2022 Beginning Balance $ (4,117,303) Provision for loan losses (1,277,184) Ending Balance $ (5,394,487)

SIENA CAPITAL FINANCE LLC Notes to Consolidated Financial Statements December 31, 2022 12 (4) Other Receivables Other receivables include accrued interest and fees earned on outstanding loans. These amounts totaled $3,174,848 as of December 31, 2022. (5) Fixed Assets, net Fixed assets have been recorded at cost, net of accumulated depreciation. The straight-line method of depreciation has been used over the estimated life of the assets, generally three years for computer equipment, five years for furniture and fixtures and five to seven years for leasehold improvements. Total depreciation expense for the years ended December 31, 2022 was $91,701. The following is a summary of fixed assets and the associated accumulated depreciation at December 31, 2022: 2022 Equipment $ 186,068 Furniture & Fixtures 158,948 Leasehold Improvements 133,057 Accumulated Depreciation (268,380) $ 209,693 (6) Internal Software Capitalization of internally developed software costs shall begin when the preliminary project stage is completed and when management implicitly or explicitly authorizes and commits funding and it is probable that the project will be completed and the software will be used to perform the function intended. From 2013 to 2020, the Company entered into multiple statements of work for a proprietary collateral monitoring system. Total amounts capitalized were $302,763 through December 31, 2020. During the year ended December 31, 2020, the Company began developing software for an updated proprietary collateral monitoring system. Total amounts capitalized were $1,490,429 through December 31, 2022. These amounts are not being amortized as the system was not in use by the Company during the year ended December 31, 2022. Total amortization expense for the year ended December 31, 2022 was $32,163. The following is a summary of internal software, license agreement and website development and associated accumulated amortization at December 31, 2022: 2022 Internal Software $ 1,793,192 Website Development 57,603 Accumulated Amortization (360,027) $ 1,490,768

SIENA CAPITAL FINANCE LLC Notes to Consolidated Financial Statements December 31, 2022 13 Amortization of internal software for each of the next five years is approximately $160,000 per year. (7) Leases The Company leases building space used in its operations. All contracts that implicitly or explicitly involve property, plant and equipment are evaluated to determine whether they are or contain a lease. At lease commencement, the Company recognizes a lease liability, which is measured at the present value of future lease payments, and a corresponding right-of-use asset equal to the lease liability, adjusted for prepaid lease costs, initial direct costs and lease incentives. The Company has elected and applies the practical expedient available to lessees to combine non-lease components with their related lease components and account for them as a single combined lease component for all its leases. The Company remeasures lease liabilities and related right-of-use assets whenever there is a change to the lease term and/or there is a change in the amount of future lease payments, but only when such modification does not qualify to be accounted for as a separate contract. The Company determines an appropriate discount rate to apply when determining the present value of the remaining lease payments for purposes of measuring or remeasuring lease liabilities. As the rate implicit in the lease is generally not readily determinable, the Company estimates its incremental borrowing rate as the discount rate. The Company’s incremental borrowing rate, which is determined at either lease commencement or when a lease liability is remeasured, is an estimate of the interest rate it would pay on a collateralized borrowing, for an amount equal to the amount and currency of denomination of the lease payments, over a period commensurate with the lease term and in a similar economic environment. For accounting purposes, the Company’s leases commence on the earlier of (i) the date upon which the Company obtains control of the underlying asset and (ii) the contractual effective date of a lease. Lease commencement for most of the Company’s leases coincides with the contractual effective date. The Company’s leases generally have minimum base terms with renewal options or fixed terms with early termination options. Such renewal and early termination options are exercisable at the option of the Company and, when exercised, usually provide for rental payments during the extension period at then current market rates or at pre-determined rental amounts. Unless the Company determines that it is reasonably certain that the term of a lease will be extended, such as through the exercise of a renewal option or non-exercise of an early termination option, the term of a lease begins at lease commencement and spans for the duration of the minimum non-cancellable contractual term. When the exercise of a renewal option or non-exercise of an early termination option is reasonably certain, the lease term is measured as ending at the end of the renewal period or on the date an early termination may be exercised. The Company includes variable rental payments based on a rate or an index such as the Consumer Price index (CPI) in its measurement of lease payments based on the rate or index in effect at lease commencement. Lease Involving Real Estate Lease of the Company’s corporate headquarters has a lease terms of 10 years, which terms have been incorporated into our measurement of the related right of use assets and lease liabilities. Although the Company’s real estate lease includes options to renew that can extend the contractual terms 5 years, this renewal options is exercisable solely at the Company’s discretion and has been excluded from lease term measurements. The Company’s real estate lease generally requires reimbursement of real estate taxes, common area maintenance, and insurance.

SIENA CAPITAL FINANCE LLC

Notes to Consolidated Financial Statements
December 31, 2022

Rental payments on this leases typically provide for fixed minimum payments that increase over the lease term at predetermined amounts. Certain leases of real estate provide for rental increases based on the CPI, which are included in the Company's measurement of lease payments based on the rate or index in effect at lease commencement and are therefore included in the measurement of the lease liabilities. These variable rental payments are recognized as rent expense when incurred.

Financial Information

The component of rental cost for the year ended December 31, 2022 is as follows:

	Operating leases [1]
Rent Expense	$ 205,156

[1] The rental costs of operating leases are included in Occupancy and equipment in the Company's Consolidated Statement of Income.

Supplemental cash flow information related to the Company's leases for the year ended December 31, 2022:

	Operating Leases
Addition to right-to-use asset	$ 3,255,066

Weighted average remaining lease term and weighted average incremental borrowing rate for the Company's leases as of December 31, 2022:

	Operating Leases
Weighted average remaining term (in years)	9.5
Weighted average incremental borrowing rate	1.63%

The Company's lease matures in 2032. Future minimum operating lease payments and annual maturity analysis of the Company's lease liabilities as of December 31, 2022:

2023	$	386,391
2024		380,608
2025		351,695
2026		351,695
2027		351,695
Thereafter		1,758,476
Total lease payments		3,580,560
Less interest		(339,627)
Total lease liability	$	3,240,933

14

SIENA CAPITAL FINANCE LLC Notes to Consolidated Financial Statements December 31, 2022 15 (8) Note Payable Siena Lending has a $672.5 million revolving credit facility at a financial institution with a maturity date of April 21, 2025, with yearly extension options based upon meeting certain criteria. Borrowings are secured by Siena Lending and Siena Canada’s assets. Interest on borrowings under this facility are calculated and added to the loan monthly in arrears and is based upon the one-month Secured Overnight Financing Rate (SOFR) plus 232.5 basis points or plus 207.5 basis points dependent on various requirements listed in the facility agreement. The Company is required to comply with various covenants and has maintained compliance with these various covenants since inception. The note payable, net to the financial institution at December 31, 2022 was $457,592,584 which includes gross note payable of $460,380,325, net of unamortized deferred financing costs of $2,787,741. For the year ended December 31, 2022, $960,136 of deferred financing costs have been amortized and included in interest expense and finance charges. (9) Subordinated Debt The Company has a subordinated debt agreement with Franklin BSP Lending Corporation. The agreement is amended from time to time. The agreement allows for the Company to draw up to $120,000,000 of subordinated debt. The interest on the unpaid principal balance of the Principal Amount is at the per annum rate of 12.50% and is paid on a quarterly basis. The maturity date of this agreement is the later of October 21, 2025, or six months after the maturity of the Note Payable in note (8) above. The subordinated debt, net to Business Development Corporation of America at December 31, 2022 was $76,369,786 which includes gross subordinated debt of $77,000,000, net of unamortized deferred financing costs of $630,214. For the year ended December 31, 2022, $160,906 of deferred financing costs, have been amortized and included in interest expense and finance charges. Total subordinated interest expense for the year ended December 31, 2022 was $8,592,361 and is included in interest expense and finance charges. (10) Commitments and contingencies Loan Facilities The unused portion of the outstanding loan facilities was $477,654,676 at December 31, 2022. The availability of each borrower’s facility is further limited by the amount of collateral available after an advance rate and certain reserves are calculated. Employment Agreements As of December 31, 2022, the Company has entered into employment agreements with forty-seven employees. Annual base compensation of $7,476,500 is due under these agreements. Employees have an option to defer a portion of their compensation into a 401(k) plan, however, the Company is not required to make contributions to the plan. The Company elected to make a discretionary contribution to the plan of $141,852 for the year then ended December 31, 2022. The Company has formed long-term incentive plans for certain Executive employees. Under the terms of the plan, employees earn incentive awards based on Company performance, which vest over a period of time, generally between thirty-four to forty-eight months, as provided in the agreements. For the year ended

SIENA CAPITAL FINANCE LLC Notes to Consolidated Financial Statements December 31, 2022 16 December 31, 2022, the long-term incentive compensation expense was $1,653,754 which is included in accrued expenses and accounts payable. Operating Leases The Company has a 120 month lease which expires on May 31, 2032 at the Company’s headquarters at 9 W Broad Street in Stamford, CT with rent payments ranging from $26,765.92 to $31,987.75 per month depending on the rent year. The Company also has a month-to-month lease in New York, NY that began on September 1, 2022 with rent payments of approximately $1,750 per month. Net occupancy expense for the year ended December 31, 2022 was $366,212. See note (7) above for additional details on future minimum operating lease payments of the Company. (11) Related Party Transactions In May 2019, the Company entered into a subordinated debt agreement Franklin BSP Lending Corporation. See note (9) above for additional details about this transaction. (12) Subsequent Events The Company has evaluated its subsequent events occurring after December 31, 2022 through March 10, 2023, which represents the date that the consolidated financial statements were available to be issued and has determined that no additional items require disclosure.